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SEC 1815
(11-2002)
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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of **September, 2004**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...**X**..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..**X**...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Royal Standard Minerals Inc.
(Registrant)
By:**\s\ Roland M. Larsen**
(Signature)*


Date: September 15, 2004   **President & CEO**

* Print the name and title of the signing officer under his signature.

ROYAL STANDARD MINERALS, INC.

C.U.S.I.P. 780919 106   **TSX VENTURE: RSM**
S.E.C. FILED: FORM 20F
LISTED: S&P AND MOODY'S

SPARKS NEVADA, SEPTEMBER 14, 2004. ROYAL STANDARD MINERALS INC. ("RSM")
has granted an option (the "Option") to Sharpe Resources Corporation ("Sharpe") to acquire a 60%
interest in RSM's gold project located in Lyon County, Nevada (the "Project"), in consideration
for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of $100,000
(Cdn.). To exercise the option, Sharpe must maintain the unpatented and patented mining claims
on the Project, must pay all required option, annual advanced minimum royalty payments, and
deliver a completed positive feasibility study in compliance with National Instrument 43-101 in
respect of the Project.   Upon exercise of the Option, Sharpe will hold a 60% working interest in
the Project.

The Project consists of 79 unpatented and 5 patented mining claims located in Township 15 North,
Range 22 East, Sections 11, 12, 13 and 14, MDB&M. The claims are within a Comstock Lode-
type volcanic hosted epithermal gold-silver vein system or vein complex that extends from west to
east for more than 10,000 feet. This property has had minor gold-silver production in the mid- late
1800's and considerable modern exploration by several major mining companies over the past 40
years with the latest effort completed in 2001.

The data indicates that this project has significant gold-silver deposit potential. Many of the gold-
silver bearing structures have only been partially explored and include opportunities to expand
both the strike and depth extents of the gold-silver mineralized structures.

*The TSX Venture Exchange does not accept responsibility for adequacy or accuracy of this press
release.*

For More Information
Please call Roland Larsen @ 713-652-3828 or FAX @ 713-652-3832
and
Visit our website at http://www.royal-standard.com

Royal Standard shares are traded on the TSX Venture Exchange, symbol: RSM